Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

LEGAL NAME	JURISDICTION OF ORGANIZATION
Transgenomic, Ltd.	United Kingdom
Transgenomic Japan, Inc.	Delaware
Annovis, Inc.	Delaware
Cruachem, Ltd.	Scotland (UK)
Todd Campus, Ltd.	Scotland (UK)